August 13, 2009

BY EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 3, 2009 File No. 000-23593

Dear Mr. Gilmore:

I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 22, 2009 (the “Comment Letter”) setting out comments with respect to the financial statements and related disclosures of VeriSign’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”), filed with the Commission on March 3, 2009.

On behalf of the Company, set forth below is the response to each comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill and Other Long-Lived Assets, page 54

1.	We note you have incurred goodwill impairment charges in each of your last two fiscal years. Please tell us what consideration you gave to providing additional quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions, such as whether your valuation methodologies are particularly sensitive to any of your assumptions or whether a hypothetical change of XX% in the fair value of any of your reporting units would result in additional goodwill impairment. See Section V of SEC Release 33-8350.

During the fourth quarter of 2008, we performed an interim impairment review of our goodwill of $360.7 million associated with all of our reporting units as a result of a significant decline in the Company’s market capitalization due to the adverse change in the overall business environment. Based on the external valuations that were performed, each of our reporting units reviewed for impairment, except for the VeriSign Japan reporting unit, had a fair value significantly in excess of its carrying value and no further analysis was required. The VeriSign Japan reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its VeriSign Japan reporting unit was impaired by $77.6 million, which the Company recorded as an impairment charge in continuing operations in 2008, including $19.0 million attributed to non-controlling interests. The remaining goodwill within our VeriSign Japan reporting unit was $9.0 million, $4.2 million of which is attributable to non-controlling interests.

We evaluated our goodwill for impairment during the second quarter of 2008 in connection with our annual review. Based on the external valuations that were performed for each of our reporting units, we determined goodwill to be impaired for our PostPay Services reporting unit. This reporting unit was subsequently classified as a disposal group held for sale and not subject to our interim goodwill impairment review described above.

We reviewed our goodwill in the fourth quarter of 2007 as there was a more likely than not expectation that portions of our then-identified reporting units would be sold or otherwise held for sale in connection with our announced strategic business decision to divest our non-core businesses. Based on the external valuations that were performed, we determined goodwill associated with our Content reporting unit to be impaired. The associated goodwill amounts were subsequently associated with disposal groups classified as held for sale and accounted for at the lower of cost or fair value less costs to sell.

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

In preparation of the Annual Report, we considered disclosure of the sensitivity of our goodwill valuations to changes in our methodologies or assumptions such as discount rates, growth rates and control premiums. After recording the 2008 impairment charge, the VeriSign Japan reporting unit had an insignificant remaining goodwill balance at December 31, 2008 and we determined further goodwill impairments would not be considered to be a material transaction. Given the significant excess of fair value over our other reporting units’ carrying value, we concluded such valuations were not overly sensitive to these methodologies or assumptions. Further, a hypothetical change of 10% in the fair value of these reporting units would not have resulted in goodwill impairments at December 31, 2008.

In our future annual filings on Form 10-K, the Company will consider the sensitivity of our methodologies and assumptions used in our goodwill valuations as well as the impact of hypothetical percentage changes of the fair value of each of our reporting units and make the appropriate disclosures based on these results. We will undertake to disclose the extent to which our goodwill valuations are sensitive to our methodologies or assumptions, including a statement, if applicable, that the value recorded for our goodwill is not overly sensitive to the methodologies or assumptions used in our valuations.

Results of Operations

Internet Infrastructure and Identity Services (3IS), page 57

2.	We note you provide a separate discussion of changes in naming services revenues, SSL certificate services revenues, and IAS revenues; however, you do not appear to quantify total revenue for each revenue stream. Please tell us what consideration you gave to quantifying such amounts within MD&A as well as disclosing this information in the footnotes to your financial statements pursuant to paragraph 37 of SFAS 131.

Our discussion within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) of the Naming Services revenues, SSL Certificate Services revenues and IAS revenues evolved from our strategic business decision to divest our non-core businesses. Prior to this decision, our major services consisted of the Internet Services Group and the Communications Services Group. As divestiture decisions were made and disposal groups were identified and classified as discontinued operations in 2008, those previously reported major services became less relevant, although they still continued to represent our major services during 2008 taken as a whole. We did not believe Naming Services, SSL Certificate Services and IAS were our major services for 2008 due to ongoing business unit realignments and the uncertainties associated therewith. In preparation of the Annual Report, however, we determined that providing a discussion on a going forward basis of the Naming Services revenues, SSL Certificate Services revenues and IAS revenues would be meaningful in the context of our future operations.

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

During the first quarter of 2009, we determined our major services to be Naming Services and Authentication Services (comprised of SSL Certificate Services and IAS). This determination was based on completed realignments, including our product management and sales and marketing teams.

In our quarterly reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009, and in future periodic filings, we presented, and will present, within MD&A total revenue for our Naming Services and Authentication Services. In our quarterly report on Form 10-Q for the period ended June 30, 2009, and in future periodic filings, we reported, and will report, revenues related to each of our Naming Services and Authentication Services for each of the respective periods presented in the footnotes to our consolidated financial statements in substantially the following format:

	3IS	Other Services	Total Segments
(In thousands)
Three months ended June 30, 2009:
Revenues:
Naming Services	$—	$—	$—
Authentication Services	—	—	—
Other Services	—	—	—

Total revenues	—	—	—
Cost of revenues	—	—	—

	$—	$—	$—

Item 8 Financial Statements and Supplementary Data

Note 14. Income Taxes, page 139

3.	We note that you are currently under examination by “numerous state taxing jurisdictions” and that you are not currently under examination by “significant international jurisdictions.” However, you do not appear to have provided a description of tax years that remain subject to examination by such jurisdictions. Please tell us how you considered the disclosure requirements of paragraph 21(e) of FIN 48.

In preparation of the Annual Report, we defined our major taxing jurisdictions as those jurisdictions that were the most material to the Company’s income tax expense and also had the most material uncertain tax positions. Under this definition, our major taxing jurisdictions included the United States of America and the State of California. Those jurisdictions are regulated by the Internal Revenue Service (“IRS”) and the California Franchise Tax Board (“FTB”), respectively.

We provided disclosure within the Annual Report of the tax years that remain subject to examination for our major taxing jurisdictions by disclosing (a) receipt of a Revenue Agent’s

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

Report from the IRS for the years ended December 31, 2004 and 2005 on December 29, 2008; (b) our agreement with the IRS’ adjustments, and (c) adjustment in our financial statements. We also stated that the Company is under examination by the FTB for the years ended December 31, 2004 and 2005. Finally, due to the existence of significant net operating loss carryforwards in both of those jurisdictions, we disclosed that previous tax years remain subject to examination until the year in which the net operating losses are utilized.

Our disclosures that we are under examination by “numerous state taxing jurisdictions” and that we are not currently under examination by “significant international jurisdictions” were intended to disclose the examination activity within non-major taxing jurisdictions. We did not intend to imply we had other major taxing jurisdictions not otherwise disclosed. As Par. 21(e) of FIN 48 does not require disclosure of examinations by non-major taxing jurisdictions, we will remove references to examinations by non-major taxing jurisdictions in future filings.

In further consideration of our definition of major taxing jurisdictions, we have expanded our definition to include those jurisdictions that comprise a significant portion of our overall income tax expense. By doing so, we believe we will provide additional clarity and insight into jurisdictions which have significant taxable operations regardless of whether those jurisdictions also contain significant uncertain tax positions. Under this definition, our major taxing jurisdictions, in order of significance, are those regulated by the IRS, the FTB, the Japan National Tax Agency and the State of Virginia Department of Revenue.

In our quarterly report on Form 10-Q for the period ended June 30, 2009, and in our quarterly report on Form 10-Q for the period ended September 30, 2009 and in future annual filings on Form 10-K, we provided, and will provide, disclosure substantially similar to the following:

Our major taxing jurisdictions are the Internal Revenue Service (“IRS”), the California Franchise Tax Board, the Japan National Tax Agency and the State of Virginia Department of Revenue. The Company is not currently under examination by the IRS or the State of Virginia Department of Revenue. The Company is currently under examination by the California Franchise Tax Board for the years ended December 31, 2004 and December 31, 2005. Because the Company uses historic net operating loss carryforwards and other tax attributes to offset its taxable income in current and future years, such attributes can be adjusted by these taxing authorities until the statute closes on the year in which such attribute was utilized. The balance of the gross unrecognized tax benefits is not expected to materially change in the next 12 months.

The Company is not currently under examination by the Japan National Tax Agency. The years which remain subject to examination are those ended on December 31, 2007 and December 31, 2008.

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

Item 9A. Controls and Procedures

General

4.	In light of the errors identified by management during the fiscal year ended December 31, 2008 that required adjustments to prior periods due to materiality considerations, please explain how management determined that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2008. As part of your response, please tell us how you evaluated whether there was a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis. See paragraph A7 of PCAOB Auditing Standard No. 5.

The effectiveness of, and changes in, disclosure controls and procedures and internal control over financial reporting are assessed on an ongoing basis by management. Any issues arising with respect to our controls are considered by the consistent application of a deficiency evaluation framework according to the principles defined in the PCAOB’s Auditing Standard No. 5 and the Commission’s Guidance Regarding Management’s Report on Internal Control over Financial Reporting. The results of management’s assessment are presented quarterly to the Company’s Disclosure Committee and ultimately form the basis for quarterly Sarbanes-Oxley Act Section 302 and Section 906 certifications by the Chief Executive Officer and Chief Financial Officer, and at fiscal year end as the basis for Sarbanes-Oxley Act Section 404 reporting.

The deficiencies identified as a result of the adjustments to prior periods reported were assessed as follows:

•	Payroll Taxes –

During the first half of 2008, we identified that we had not accrued for penalties and interest incurred related to late payments for federal and state payroll taxes for the periods during fiscal 2004 through fiscal 2007 of approximately $9.6 million as a result of a payroll examination conducted by the IRS. We determined that the amounts associated with each of the affected prior interim and annual periods were not material to the consolidated financial statements of such periods and therefore revised the prior periods through an adjustment within our current period filing in accordance with the Commission’s Staff Accounting Bulletin No. 108 (“SAB 108”).

In evaluating the related deficiency, we determined the delays in remittances were limited to withholding taxes related to stock option exercises caused primarily by lack of effective coordination and communication among the human resources department, accounting department and legal department in connection with the administration of

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

equity-based grants. This deficiency in our stock administration policies and practices was identified by us as a material weakness in our internal control over financial reporting as of December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008.

Subsequent to December 31, 2007, our Board of Directors approved additional internal control policies and procedures to remediate the material weakness described in our annual report on Form 10-K for the fiscal year ended December 31, 2007. We subsequently tested the design and operating effectiveness of these internal control policies and procedures as part of the Company’s Sarbanes-Oxley Section 404 program and determined that the remediated controls were effective as of December 31, 2008.

Further, at the point in time when the error was discovered we had, and continue to have, an effective control in place to ensure the completeness of all other payroll withholdings due and that these withholdings are remitted to the proper taxing jurisdictions.

•	Revenue Recognition - Full month convention –

In a relatively small number of circumstances, the Company applies accounting conventions when the cost of using alternative, more precise methods would outweigh the benefits and would not be material to the consolidated financial statements. Historically we applied an accounting convention under which revenues were recorded for the full initial month in which the service period commenced, as it was not deemed to be materially different than applying a mid-month convention or daily application, as implied by the applicable accounting literature. As part of our accounting close process during the fourth quarter of 2008, we determined that the manner in which we had previously quantified the difference between applying our accounting convention versus a mid-month convention or daily application was inadequate. As a result, we developed a more robust analysis to adequately quantify the difference between the accounting convention and the more precise method and determined that we would adjust our accounting to follow a mid-month convention. We determined that the amounts associated with each of the affected prior interim and annual periods were not material to the consolidated financial statements of such periods and therefore revised the prior periods through an adjustment within our current period filing in accordance with SAB 108.

In evaluating the related deficiency, we considered the magnitude of a potential misstatement that might result from this deficiency. The Company uses a relatively small number of accounting conventions that necessitate a quantification of the difference between our convention and a more precise method. We also considered the fact that our controls and processes detected the matter that gave rise to the revision. As a result, we concluded that it was not reasonably possible that a material misstatement would not be prevented or detected at December 31, 2008.

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

•	Revenue recognition - SSL certificate renewals –

During the course of our 2008 integrated audit, and resulting from an inquiry from our Independent Accountants, we identified a $900,000 net overstatement of revenues for 2008 from recognizing service revenues on certain renewals beginning with the date of execution of the renewal agreement, rather than beginning with the effective date of the renewal service period. We determined that the amounts associated with each of the affected prior interim and annual periods were not material to the consolidated financial statements of such periods and therefore revised the prior periods through an adjustment within our current period filing in accordance with SAB 108.

In evaluating the related deficiency, we considered the magnitude of a potential misstatement that might result from this deficiency. Our considerations include the fact that our contracts are typically one to three years in duration and that our customers are limited to renewing their contracts three months in advance. Given the nature of this deficiency and the activity level exposed to this deficiency, the magnitude of a potential misstatement was not deemed to be significantly higher than the actual error detected. As a result, we concluded that it was not reasonably possible that a material misstatement would not be prevented or detected.

In addition to the above considerations, management also assessed whether any of these deficiencies should be aggregated in assessing the severity of the deficiency and concluded due to the nature of each of these deficiencies and the related factors noted above that aggregation would not be necessary. In particular, we considered whether the two deficiencies identified above related to the recognition of revenue should be aggregated as they relate to the same account balance. We determined aggregation was not deemed necessary since the deficiencies did not present a risk of any compounding effect when considered together. However, even if the deficiencies were to be aggregated, we concluded the aggregation of these deficiencies would still not result in a reasonable possibility that a material misstatement would not be prevented or detected. We also assessed whether these deficiencies were indicative of broader deficiencies, such as deficiencies in entity level controls, and concluded there was no indication of such. As a result, we concluded that disclosure controls and procedures and internal control over financial reporting were operating effectively as of December 31, 2008.

Item 15. Exhibits and Financial Statement Schedules, page 81

5.	We note that the allowance for doubtful accounts appears to have decreased significantly at December 31, 2008 as compared to the prior year; however, we are unable to locate a description of the activity in this account for fiscal 2008 in the consolidated financial statements or footnotes. In this regard, please tell us how you considered Rule 5-04(a)(2) of Regulation S-X.

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

Rule 5-04(a)(2) of Regulation S-X requires Schedule II (valuation and qualifying accounts) to be filed for each period for which an audited income statement is required to be filed. Rule 4-02 of Regulation S-X permits the exclusion of otherwise required disclosures to the extent that the subject amounts are not material. In our annual report on Form 10-K for the fiscal year ended December 31, 2007, we included a table presenting the changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 as we determined such disclosures to be material and useful to the readers for those periods.

In late 2007, we announced our strategy to divest or wind down non-core businesses. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we classified the associated accounts receivable balances and related allowances for doubtful accounts of certain disposal groups as assets held for sale. The accounts receivable balance of $58.6 million for disposal groups held for sale as of December 31, 2008 was reported net of the associated allowance for doubtful accounts of $1.8 million in Note 4, “Assets Held for Sale and Discontinued Operations” of the Notes to consolidated financial statements. As of December 31, 2008, on a consolidated basis, the Company had an allowance for doubtful accounts balance of $3.0 million, comprised of $1.2 million related to assets held and used (reported on the consolidated balance sheet), and $1.8 million related to accounts receivable classified as held for sale. The consolidated balance of allowance for doubtful accounts decreased by $3.3 million from $6.3 million as of December 31, 2007 to $3.0 million as of December 31, 2008, primarily due to divestitures of certain businesses in 2008. There were no changes in the Company’s methodology and/or policy in providing for the allowance. We concluded an explanation, or roll-forward of the changes in our allowance for doubtful accounts during 2008, would not be material. We will continue to monitor the materiality of these balances and include the relevant disclosures if such amounts were to become material again in the future.

*                                         *                                        *

Mr. Patrick Gilmore

Accounting Branch Chief

August 13, 2009

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice-President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-4267.

Very truly yours,

/s/ Brian G. Robins
Brian G. Robins
Chief Financial Officer
VeriSign, Inc.

cc:	Jennifer Fugario

Mark Shannon

Securities and Exchange Commission

Richard H. Goshorn

Luci Altman

Terry Spidell

VeriSign, Inc.

David Lopez

Cleary Gottlieb Steen & Hamilton LLP